GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03007846

SUPPL

6 March 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 17 2003
WASH, D.C. 165

**Exemption File 82-5204**

New GKN PLC

Dear Sir,

**GKN plc – Notification of Directors' interests**

For your information I enclose a copies of the above, which were sent to the London Stock Exchange yesterday.

Yours faithfully,

PROCESSED
APR 10 2003
THOMSON FINANCIAL

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 4/7

COMPLIANCE/SEC/COR/notification of press release

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Mr. K. Smith, CBE |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Mr. K. Smith, CBE |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 85,273 | | 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 163.50p | | 05/03/03 | | 05/03/03 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 88,273 | | 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Mr. N. Stein |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Mr. N. Stein |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 44,094 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 163.50p | | 05/03/03 | | 05/03/03 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 50,344 | | 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Mr. I.R. Griffiths |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Mr. I.R. Griffiths |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 24,962 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 163.50 pence | | 05/03/2003 | | 05/03/2003 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 69,916 | | 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins<br>Date of notification<br>05/03/2003 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Mr. I.R. Griffiths |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Mr. I.R. Griffiths |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Exercise of option |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 28,800 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 132.29 pence | | 05/03/2003 | | 05/03/2003 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 98,716 | | 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
|---|---|---|---|
| | | | |

| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
|---|---|---|---|
| | Exercise of option granted 06/04/1995 under GKN Executive Share Option Scheme | | Philip Higgins – 01527 533 235 |

| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins, Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |
|---|---|

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Mr. R. J. Clowes |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Mr. R.J. Clowes |



| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 19,435 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 163.50p | | 05/03/03 | | 05/03/03 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 58,525 | | 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Mr. C.J. Keating |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Mr. C.J. Keating |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 8313 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 163.50p | | 05/03/2003 | | 05/03/2003 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 8313 | | Less than 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Mr. R.W. Etches |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Mr. R.W. Etches |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 35,409 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 163.50p | | 05/03/03 | | 05/03/03 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 63,719 | | 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Dr K. Murmann |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | K. Murmann & Co. Kg |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 175,000 | | 0.02% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 174.76 | | 04/03/03 | | 05/03/03 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 255,197 | | 0.03% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins, Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Sir Peter Williams |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Strand Nominees Ltd |



| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 5,000 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 175.25 pence | | 04/03/2003 | | 05/03/2003 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 10,000 | | Less than 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins, Senior Secretarial Assitant<br>Date of notification<br>05/03/03 |

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Baroness Hogg |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Hoares Trustees |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 5,000 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 161.50p | | 05/03/03 | | 05/03/03 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 5,893 | | Less than 0.01% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins – 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br>Philip Higgins Senior Secretarial Assistant<br>Date of notification<br>05/03/2003 |

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

5 March 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 17 2003
165

**Exemption File 82-5204**

Dear Sir,

**GKN plc – Preliminary results**

For your information I enclose a copy of the above together with a notice of Directors Interests, which were sent to the London Stock Exchange.

Yours faithfully,

**David Pavey**
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN plc | | Sir David Lees |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | Director | | Sir David Lees |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Director | | Purchase |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 15,000 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary 50p | | 174.71p | | 04.03.03 | | 04.03.03 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 221,118 | | 0.03% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
| | | | |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
| | | | Philip Higgins 01527 533 235 |

| | |
|---|---|
| 25. | Name and signature of authorised company official responsible for making this notification<br><br>Date of notification 04/03/2003 |

**For Immediate Release** **3 March 2003**

## GKN preliminary results 2002: hard won achievement in uncertain times

| Financial Results | 2002 | 2001 | Increase/ (Decrease) |
|---|---|---|---|
| Sales | **£4,452m** | £4,337m | 3% |
| Profit before tax, goodwill amortisation and exceptional items | **£267m** | £245m | 9% |
| Profit before tax | **£180m** | £107m | 68% |
| Operating cash flow | **£174m** | £210m | (17%) |
| Earnings per share before goodwill amortisation and exceptional items | **25.2p** | 24.0p* | 5% |
| Earnings per share | **13.7p** | 5.3p* | 158% |
| Dividend per share | **11.3p** | 11.0p** | 3% |

The UK statutory earnings figures in the above table and elsewhere in the operating and financial review are presented in accordance with recent guidance from the Accounting Standards Board and the UK Listing Authority. In order to provide a fairer reflection of the underlying trend in earnings for the Group, the measure of 'profit before goodwill amortisation and exceptional items' is also used and results for the year ended December 2002 are compared with those of the continuing Automotive and Aerospace businesses in 2001 (see page 7). Operating cash flow is defined as cash flow from operations after capital expenditure and proceeds from the disposal of fixed assets.

* 2001 earnings per share have been restated to reflect the adoption of FRS19 – Deferred Tax

** 2001 dividend per share is pro forma based on the final dividend for the year being two-thirds of the total.

## GKN 2002 preliminary results: financial highlights

- Increase of 9% in profit before tax, goodwill amortisation and exceptional items.
- Interest cover 6.6 times (2001 – 5.0 times).
- Strong cash flow despite higher pension contributions and exceptional items.
- Net debt reduced by £51 million. Average maturity extended to 11 years.
- Final dividend of 7.6p per share – 11.3p for the year, a 3% increase and covered 2.2 times.

**GKN 2002 Preliminary Results: hard won achievement in uncertain times**

**Business Highlights**

- New Torque Systems Group established within GKN Driveline to address high growth advanced driveline systems market.
- Acquisition of 33.3% of Japanese torque management leader - Tochigi Fuji Sangyo - with option to take control.
- Improved performance in Powder Metallurgy. Hoeganaes and European Sinter plants running well. Steady improvements by GKN Sinter Metals in the US.
- Robust performance by GKN OffHighway Systems in difficult markets. GKN AutoComponents takes over Land Rover chassis supply contract and with Dana of the US is awarded the supply contract for new Land Rover platform.
- Two US aerospace acquisitions bring new technologies to GKN Aerospace Services which wins first business on F-35 and A380 and joins Boeing technology development team on new airliner.
- Completion of restructuring of Aerospace Services in response to civil downturn. Effect of downturn mitigated by strong focus on military programmes. Approximately 80% of GKN's overall aerospace revenues derive from military sector.
- AgustaWestland teams with Lockheed Martin to take EH101 into the US. Consolidation of UK operations. Strong order intake. £4.7 billion order book.

Further enquiries:

GKN Corporate Communications
Tel: 020 7463 2354

## Overview & Outlook

### Financial summary

Sales for the year of £4.5 billion were 3% higher than the comparable figure for 2001. The negative impact of currency translation was £62 million and the net favourable impact of acquisitions and divestments was £50 million.

Operating profit before goodwill amortisation and exceptional items was 3% higher at £315 million. The net impact of currency translation, acquisitions and divestments was insignificant.

Operating profit after goodwill amortisation and exceptional items was £230 million (2001 - £161 million).

Operating cash flow after net capital expenditure was again strong at £174 million (2001 – £210 million).

Net debt reduced to £834 million at the end of 2002 from £885 million a year earlier. Interest was covered 6.6 times (2001 – 5.0 times).

**Kevin Smith, Chief Executive of GKN plc, said:**

"As our performance demonstrates, 2002 was a year of hard won achievement in uncertain times.

"Western European car and light vehicle output fell by 2% and there were wide variations in customer demand. Some of our German driveline plants were operating at the upper extent of their capacity but our Italian operations were impacted by the problems experienced by Fiat.

"By contrast, North American car and light vehicle output rose by 6%. This was unexpected as industry forecasters had anticipated that production would fall. Again, there were mixed performances by manufacturers which led to variations in demand across our businesses.

"A strategic priority for 2002 was to continue our recovery actions in Powder Metallurgy which had been impacted in 2001 by a combination of market and operational issues. During 2002 the business has shown significant improvement.

"Our smaller automotive businesses faced mixed conditions. The early promise of an upturn in the market for agricultural equipment was short-lived but we were pleased to support Land Rover by taking over chassis production for a key model after a supplier went into receivership.

"In Aerospace we completed the restructuring initiated in 2001 to bring our business into line with the depressed conditions in the civil aerospace market. The environment for the civil structures business remains difficult and it may be some years before any upturn in demand for civil airliners. We are however well positioned to take advantage of the recovery when it comes.

"By contrast, the market for military aircraft, which accounts for some 80% of our Aerospace sales, is growing as the US and Western Europe bring new front line fixed and rotary wing aircraft into service. The combined market for fighters and helicopters is forecast to increase by 50% to $30 billion per annum during the period 2003 to 2007.

"AgustaWestland delivered another good performance in 2002. In early 2002 AgustaWestland consolidated its UK operations which incurred redundancy and reorganisation costs of £22 million. GKN's £11 million share of the costs was charged to operating profit in the first half of 2002.

**Outlook**

"The outlook for the major automotive markets remains uncertain. Some weakening is anticipated compared with 2002, particularly in the first half, but currently there are no indications of a substantial reduction in demand, notwithstanding anxieties about conflict in the Middle East.

"The outlook for aerospace has more clarity, but with significant contrasts in the prospects for civil and military. Civil markets look certain to remain depressed until 2004 and beyond, while demand for military aircraft, which accounts for some 80% of our aerospace sales, is likely to grow.

"With increasingly competitive markets, pricing pressure from customers and additional pension costs, it is certain that 2003 will be another challenging year. However continuing benefit should be seen from the ongoing recovery in Powder Metallurgy and the specific actions we have already taken to reduce costs across the Group.

"Our businesses are clearly focused with leading market positions and considerable underlying strength. This, together with the strategic initiatives we are pursuing, gives GKN a solid foundation for future growth."

## Operating Review

### Automotive

Automotive sales of £2,950 million were £106 million (4%) above 2001. The net favourable effect of acquisitions and divestments was £40 million while the adverse impact of currency translation (related mainly to the US dollar, Japanese yen and Brazilian real) was £51 million. Excluding these factors sales rose by £117 million.

Operating profit before goodwill amortisation and exceptional items was £197 million compared with £187 million in 2001, an increase of £10 million (5%). The net impact of currency, acquisitions and divestments was negligible.

Operating profit after goodwill amortisation and exceptional items was £139 million (2001 - £129 million).

**GKN Driveline** **2002 Sales £1,826 million (2001 - £1,781 million)**

In a highly competitive market GKN Driveline continued to grow its sales and market share. 2002 was also a year of significant strategic activity. This saw a continued enlargement of Driveline's presence within Japan and a related drive to develop a leading position within the growing market for advanced torque management devices. GKN is already the world leader in constant velocity jointed driveline components and torque management is a closely related systems application. A specialist Torque Systems Group was established within GKN Driveline to expand its presence in this area.

In March the Group acquired a 33.3% stake in Tochigi Fuji Sangyo (TFS), a leading Japanese supplier of advanced automotive driveline devices for £29 million. GKN also obtained the option to bring its potential holding to 50.4%. TFS and GKN Driveline have been partners for 16 years in a viscous coupling joint venture in Japan. The Japanese automotive industry leads the world in torque management technology and TFS is one of the leaders in the field.

During the year GKN Driveline increased its 51% shareholding in GKN Driveshafts (India) Ltd to 96.4% for a total consideration of £5 million. This follows a number of transactions in recent years which has seen GKN Driveline acquire control of joint venture businesses in the world's emerging markets.

**Powder Metallurgy** **2002 Sales £632 million (2001 - £612 million)**

For GKN's Powder Metallurgy businesses - GKN Sinter Metals and Hoeganaes – 2002 has been a year of significant recovery after a difficult period during the previous year.

Management action has involved the closure of a number of plants in the US and a cost reduction programme at Lichfield in the UK. Hoeganaes has overcome the start-up problems associated with its new plant in Gallatin, Tennessee in the US and is now operating well. GKN Sinter Metals' European plants performed strongly and there was encouraging progress in the recovery within US operations. Steady progress is now anticipated as management works hard to bring all of its plants closer to the level of its best performers.

In April GKN Sinter Metals took 100% ownership of the former joint venture company, Mahindra Sintered Products Ltd (India) for a cash consideration of £9 million. The new subsidiary, GKN Sinter Metals Ltd, is India's largest producer of powder metal components. The transaction is a key step in GKN Sinter Metals' Asian strategy and aligns closely with GKN's Group-wide determination to serve its customers on a global basis.

**OffHighway Systems & AutoComponents** **2002 Sales £492 million (2001 - £451 million)**

There were signs in early 2002 of a recovery in the US off-highway market but this was short-lived. However, GKN OffHighway Systems was able to take advantage of a slightly stronger European market and once more confirmed its ability to generate cash and deliver profits in challenging conditions.

Following a customer's decision to relocate tractor assembly operations out of the UK, GKN announced the closure of its cab systems business at Telford in the UK. The closure, scheduled for mid-2003, will result in approximately 150 redundancies. The costs are included in the 2002 results.

During 2002 the supply of the chassis for an important Land Rover model was threatened when a supplier went into receivership. GKN AutoComponents assumed control of the insolvent supplier's manufacturing operation in Wolverhampton in the UK and secured the chassis supply contract.

Land Rover has also awarded the contract to produce the chassis frame for a mid-sized platform to a partnership between GKN and Dana of the US which will use a new metal forming technology.

**Emitec**

Emitec, the 50:50 joint venture with Siemens VDO, held US sales at the same level as 2001 but sales in Europe declined slightly due to the weaker market and higher sales of diesel engined cars which are subject to less stringent emission legislation.

## Aerospace

Aerospace sales of £1,502 million were level with 2001 but with different year-on-year performance in subsidiaries and joint ventures. Subsidiary sales of £559 million were £71 million (11%) lower as a consequence of the fall in demand for civil aircraft. Joint venture and associate sales (mainly AgustaWestland) were £943 million, an increase of £80 million (9%) as production peaked on EH101 and Apache.

Operating profit before goodwill amortisation and exceptional items, after charging GKN's £11 million share of redundancy and reorganisation costs in AgustaWestland, was £118 million compared with £119 million in 2001.

There was no net impact from currency, acquisitions and divestments on either sales or profit. On a reported basis, profits of subsidiaries of £23 million were £9 million (28%) lower than last year with joint ventures and associates £8 million (9%) higher at £95 million. However, in addition to redundancy and reorganisation costs, currency and acquisitions, these comparisons are also affected by the treatment of one-off fees paid in 2001. Adjusting for all these items, the subsidiaries' profits of £23 million represented a £1 million (4%) reduction while joint ventures and associates were level at £95 million.

Operating profit after goodwill amortisation and exceptional items was £91 million (2001 - £32 million).

**GKN Aerospace Services** **2002 Sales £559 million (2001 - £630 million)**

The downturn in civil aerospace was exacerbated for GKN by BAE Systems' cancellation of its RJX regional jet programme and the financial collapse of Fairchild Dornier in early 2002. GKN was a significant supplier to both. A rationalisation of Aerospace Services' civil operations in the UK announced in late 2001 resulted in more than 800 redundancies mainly at Cowes on the Isle of Wight. The rationalisation was mostly completed in the first half of 2002. The business is now operating at a size appropriate to current demand but the management task continues to be challenging.

In 2002, two small but significant US transactions brought new technology to the business. In January, GKN acquired the assets of Boeing's Thermal Joining Center (TJC) in Kent, Washington State. The facility produces a critical titanium assembly for the F/A-22. The TJC, acquired for $2.5 million, has the largest electron beam welding chamber in the US. In May, GKN acquired ASTECH Inc of the US for $32 million. ASTECH is a US technology leader in super alloy, honeycomb structures based in Santa Ana, California in the US.

GKN is a leader in the development of new composite technologies such as Resin Film Infusion (RFI) and Resin Transfer Moulding (RTM) which enable higher levels of precision, quality and productivity. During 2002 a new composite engineering centre was opened at Meriden, Connecticut in the US and the largest RTM facility in the US was established at the St Louis, Missouri facility.

On the F-35 Joint Strike Fighter GKN has been selected to develop and manufacture critical composite structures on the aircraft's F-135 engine using its new RTM technology. It will also supply titanium components for the F-135.

The Airbus A380 will utilise GKN's RFI and RTM composite manufacturing technology. GKN has been awarded a number of contracts on the A380 with a value of $2 million per aircraft.

During 2002 GKN joined Boeing's technology development team working on the radical Sonic Cruiser concept but which is now focused on a more conventional aircraft which will still require a high content of advanced materials. This is GKN's first major involvement as a tier one supplier to Boeing's commercial operations.

**AgustaWestland** **2002 Sales £865 million (2001 - £784 million)**

AgustaWestland, a 50:50 joint venture between GKN and Finmeccanica, continued to perform well and, on the basis of reported revenues, maintained its position as the world's largest helicopter company. After a series of export wins in 2001 and 2002, the order book currently stands at £4.7 billion.

In early 2002, anticipating the completion of UK military orders for 66 EH101 helicopters, UK operations were consolidated on to the Yeovil site in Somerset and the smaller nearby facility at Weston-Super-Mare was closed. The UK workforce of AgustaWestland was reduced by some 800. The consolidation was announced in January 2002 and completed by mid-year.

EH101 export programmes for Portugal and Denmark were confirmed and Oman ordered 16 Super Lynx 300. The UK Ministry of Defence (MoD) also placed a £30 million engineering study with AgustaWestland to examine the feasibility of an upgrade of the British Army's existing Lynx fleet to meet a requirement for a new battlefield light utility helicopter (BLUH). In its announcement the MoD estimated that BLUH could be worth £1 billion to AgustaWestland.

At the Farnborough Airshow in July 2002 AgustaWestland and Lockheed Martin announced that they had signed a 10-year definitive agreement to jointly market, produce and support a medium-lift helicopter in the US. The US101, an American version of the EH101, will initially be offered to three key markets where there are emerging opportunities – US Air Force combat search and rescue, US Coast Guard civilian search and rescue and US Marine Corps executive transport. It is estimated that these three programmes represent a combined requirement for 200 aircraft over 10 years.

## Financial Review

### Basis of review

In August 2001 the Group demerged its Industrial Services businesses. In the 2001 report and accounts, pro forma financial information was presented for the continuing businesses in order to provide comparability of results of those businesses. For 2002, separate financial statements with pro forma 2001 comparatives are included and all references in this review are to the figures in those statements. The financial statements including the 2001 results of the Industrial Services businesses up to the date of the demerger are also attached.

In this press release, in addition to the statutory measures of earnings, we have included references to profit before goodwill amortisation and exceptional items since we believe this shows most clearly the underlying trend in performance.

### Accounting policies

A new accounting policy FRS 19 'Deferred Tax' has been implemented during the year and the prior year figures have been restated accordingly.

## Sales and operating profit

Sales and operating profit both before and after goodwill amortisation and exceptional items are discussed by business in the Operating Review.

Total sales were £4,452 million compared with £4,337 million last year, an increase of £115 million (2.7%). The impact of currency, acquisitions, divestments and changes in status was not material and the underlying increase was 3.0%.

Automotive sales of £2,950 million were £106 million (3.7%) above last year with an underlying increase of 4.2%. As described in the Operating Review, 2002 was a year of uncertain market conditions, with lower demand in European markets contrasting with unexpectedly resilient demand in North America.

Aerospace sales of £1,502 million were much in line with last year, with increases in military sales being offset by reduced civil demand.

Operating profit after goodwill amortisation and exceptional items was £230 million (2001 - £161 million), a 43% increase.

Operating profit before goodwill amortisation and exceptional items of £315 million was £9 million (2.9%) above 2001 with an underlying increase of 2.6%. Automotive operating profit on this basis increased by £10 million (5.3%) to £197 million while Aerospace showed a marginal reduction from £119 million to £118 million. This was after charging an £11 million share of redundancy and reorganisation costs in AgustaWestland in the first half of the year.

Notwithstanding this charge, AgustaWestland performed well, achieving operating profits above last year's underlying level, adjusted for a non-recurring charge from Aerospace subsidiaries to Helicopters of £8 million in 2001.

Our Aerospace subsidiaries had a mixed year with good performances by the military, largely US, businesses being negated by difficult conditions in the European plants which predominantly serve the civil market. Adjusting for the non-recurring £8 million charge to Helicopters in 2001, Aerospace subsidiaries' operating profits of £23 million were slightly down from £24 million in the previous year.

## Exceptional Items

Exceptional costs charged to operating profit in the period totalled £37 million. They related to restructuring actions announced in October 2001 but only implemented in 2002 and arose in both Automotive and Aerospace businesses. The cash cost of operating exceptional charges in the period was £52 million due mainly to the timing of severance payments in connection with restructuring announced in 2001.

Exceptional losses arising on the sale or closure of businesses totalled £2 million. The main elements were a combination of cost and asset write-downs of £7 million on the closure of the OffHighway Systems cabs business, partially offset by a profit of £5 million on the sale of the Group's shareholding in GKN Ayra Cardan SA to Dana Corporation in return for their shareholding in GKN Driveshafts Ltd.

**Goodwill amortisation**

Amortisation of goodwill was £48 million (2001 - £43 million) which includes an £11 million accelerated write-down in respect of a Sinter Metals plant acquired in January 2001 and therefore in its first year of review for impairment. Given the difficulties in Sinter Metals North America over the intervening period, the goodwill on the purchase of this plant has been substantially written down. No other goodwill impairments have arisen during the year.

**Interest**

Net interest payable by subsidiaries was £47 million (2001 - £59 million). £10 million of the reduction arose from the benefits of lower foreign currency interest rates, as the Group hedges its balance sheet, effectively switching its borrowings into the currency in which its assets are held. This allowed it to benefit from low US dollar interest rates, the largest such currency. This benefit cannot be assumed to recur in 2003 as the Group has reduced its level of foreign currency asset hedging, although some compensation may be gained from recent reductions in sterling interest rates.

Interest was covered 6.6 times (2001 – 5.0 times) by Group operating profit before goodwill amortisation and exceptional items.

**Profit before Tax**

Profit before tax, goodwill amortisation and exceptional items was £267 million compared with £245 million in 2001, an increase of 9%.

After goodwill amortisation and exceptional items, profit before tax was £180 million. This compared with the 2001 figure of £107 million.

**Taxation**

Taxation increased to £77 million from £64 million in 2001. The rate of tax expressed as a percentage of profit before goodwill amortisation and exceptional items for the year was 30.0% compared with a 2001 figure of 27.4%, the increase being largely attributable to a reduction in credits arising from settlement of prior year tax liabilities. As noted above, FRS 19 'Deferred Tax' was implemented during the year and, as a result, has contributed an additional 1.5% to the 2002 tax rate.

The underlying rate in 2003 and beyond is expected to show a modest, progressive increase as a result of future changes in the geographical mix of profits. There may, however, be some favourable impact from the satisfactory resolution of outstanding tax issues.

Tax relief on exceptional items was £3 million (2001 – £3 million).

The effective tax rate based on profits after goodwill amortisation and exceptional items was 42.8% (2001 - 59.8 %).

The impact of FRS 19 on the prior year balance sheet was to increase the net deferred tax provision by £50 million.

## Earnings

Earnings per share before goodwill amortisation and exceptional items increased by 5.0% to 25.2p (after these items - 13.7p; 2001 – 5.3p).

## Dividend

A final dividend of 7.6p per share is proposed, payable on 16 May 2003 to shareholders on the Register at 14 March 2003.

Shareholders may choose to reinvest this dividend under the Dividend Reinvestment Plan ("DRIP"). The closing date for DRIP mandates is 1 May, 2003.

Together with the interim dividend of 3.7p the total dividend for the year will be 11.3p, an increase of 2.7% over the equivalent figure for last year. The total dividend is covered 2.2 times by earnings before goodwill amortisation and exceptional items (2001 – 2.2 times).

## Cash Flow

Operating cash flow, which GKN defines as cash inflow from operating activities adjusted for capital expenditure and proceeds from the disposal of fixed assets was again very strong. This year's figure of £174 million is somewhat ahead of last year's pro forma amount of £210 million, allowing for the one-off receipt in 2001 of £49 million of customer advances and the £52 million cash cost of exceptional operating costs in 2002 (pro forma 2001-£27 million).

Tight management control led to a reduction of £29 million in working capital and capital expenditure was reduced to £213 million (pro forma 2001 – £246 million). This represented 120% of depreciation, a reduction from the 149% of the previous year, as a number of major investments were completed.

Dividends from joint ventures and associates were £45 million (2001 - £49 million) with the major receipt being from AgustaWestland which has a policy of 100% distribution of earnings unless otherwise agreed by the shareholders.

The net impact of acquisitions and divestments on the cash flow was an outflow of £75 million (2001 - £136 million) leaving a net cash inflow for the year of £72 million (pro forma 2001 - £29 million).

## Currency Risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts.

## Goodwill

At the year end the balance sheet showed goodwill of £470 million in relation to subsidiaries and a further £114 million within the equity value of joint ventures and associates.

## Net Borrowings

At the end of the year the Group had net borrowings of £834 million (2001: £885 million). These included the benefit of customer advances of £42 million (2001: £50 million), which are shown in short term creditors in the balance sheet. There were no net borrowings in joint ventures which, overall, held substantial cash balances at 31 December 2002.

The reduction in net debt seen in the year was encouraging and arose from the strong performance in operating cash flow. The net cost of acquisitions and divestments was £75 million. A one-off benefit of £66 million arose as a consequence of our balance sheet hedging policy.

During the year the Group's debt maturity profile was improved by tapping the existing £300 million 6.75% bond maturing in 2019 for a further £50 million and issuing, in two tranches, a new £325 million 7% bond maturing in 2012. This brought the weighted average maturity profile of the Group's committed borrowings to 11.3 years leaving the Group well placed to fund its strategic growth plans and withstand any sudden changes in liquidity in financial markets. None of the Group's borrowing facilities are linked to specific Credit Ratings ascribed by Rating Agencies.

At the year-end the Group had committed borrowing facilities of £1,490 million, of which £873 million was drawn.

## Shareholders' Equity

Shareholders' equity was £950 million at the end of the year compared with £970 million, as restated for the impact of FRS 19, at the end of 2001. Retained profits were £17 million which were more than offset by £43 million adverse impact of currency.

## Pensions and Post Retirement Benefits

Pension and post retirement costs in these accounts have been accounted for on a SSAP 24 basis. The total charge to Group profit in respect of defined benefit schemes was £49 million (2001 - £42 million).

The progressive implementation of FRS 17 'Accounting for Retirement Benefits', has been accompanied by considerable debate about its suitability as a measure of present and future pension liabilities. In line with the latest guidance from The Accounting Standards Board, the Group has not adopted FRS 17 in its 2002 accounts, but is disclosing fully the effects had it done so. Details of both the balance sheet and profit and loss account impacts are attached at note 4 of the appendix to this release.

*UK Pensions*

Much of the external focus is on the Group's UK Pension Scheme which has approximately 60,000 members of whom only 10% are currently in service with the remainder either deferred or current pensioners. As a UK Defined Benefit scheme, this is run on a funded basis with funds set aside in trust to cover future liabilities to members. The Scheme was in surplus on both an SSAP 24 and FRS 17 basis at 31 December 2000. Due to substantial falls in world stock markets and declines in interest rates used to calculate the net present value of liabilities, the FRS 17 figures now show a significant deterioration to a gross fund deficit of £551 million. After taking account of deferred taxation this reduces to £415 million.

Recognising that in the short term at least, some of this deficit is unlikely to be made up simply through the recovery in asset values, the Group has already been making higher payments into this Fund. In addition to the regular £15 million cost of current service entitlements, in 2002 it increased its discretionary contributions to £18 million (2001 £8 million) bringing total annual company contributions to the Fund in the year to £33 million.

The next formal actuarial valuation of the scheme on an SSAP 24 basis will take place in April 2003 and it is therefore not possible to give precise guidance on the likely contribution rate for 2003 and beyond. However, the Group's plans for 2003 assume a further increase in contributions of up to £20 million bringing the total annual cash cost up to £53 million. This increase is well within the cash flow and balance sheet capability of the Group.

Under SSAP 24 the charge to profit for the UK scheme was £17 million (2001 - £14 million). The charge in 2003, which will not be known until after the actuarial valuation in April, is estimated to rise by approximately £15 million.

*Overseas Pensions*

FRS 17 also values post retirement benefits in other parts of the Group, including those countries where schemes are unfunded and it is already the practice to provide for the liability in the balance sheet.

The principal regions involved are the US and Continental Europe and the detailed assumptions underlying the FRS 17 additional net liabilities in those territories, of £36 million and £18 million respectively, are set out in note 4 to the appendix to this release.

*Summary*

In total, at 31 December 2002 on the FRS 17 basis, there would have been an overall additional liability on all pension/post-retirement obligations of £527 million (2001 - £169 million). This is after allowance for the net £157 million (2001- £144 million) already included in the net liabilities on the balance sheet and a deferred tax credit of £202 million (2001 - £87 million) which, it should be noted, has been restricted by the forecast availability of UK taxable profits.

The impact on the profit and loss account of adopting FRS 17 would have been insignificant. GKN has not benefited from abnormally low pension charges nor taken a pension contribution holiday in recent years.

*Joint Ventures*

The equity value of joint ventures will also be affected by the implementation of FRS 17 and the adjustment at the end of 2002 would have reduced shareholders' funds by £58 million.

**Share options**

Both the UK Accounting Standards Board and the International Accounting Standards Board published exposure drafts during the year which will require the value of all share options granted after 7 November 2002 to be charged to the profit and loss account. These are likely to become standard for accounting periods commencing after 1 January 2004. On the basis that existing option arrangements continue but with a reduced level of discount on the all-employee sharesave scheme, the cost of all current schemes, including the long-term incentive plan, is estimated to be in the region of £3 million in 2003 rising incrementally to some £8 million in 2005.

## APPENDICES

These appendices do not form the statutory accounts of the Group. The statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies and contained an unqualified audit report. The audited results for 2002 were approved by the Board on 28 February 2003 and have been agreed with the auditors.



* ***Comparative figures on these schedules include the Industrial Services businesses which were demerged on 7 August 2001.***

# GKN plc

## Consolidated Profit and Loss Account with pro forma comparatives

For the year ended 31 December 2002

| | Pro forma notes | Acquisitions in year £m | Other Companies £m | Total 2002 £m | Restated (note 1) Total 2001 £m |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| Subsidiaries | | 31 | 3,274 | 3,305 | 3,317 |
| Share of joint ventures | | - | 1,051 | 1,051 | 963 |
| Share of associates | | 43 | 53 | 96 | 57 |
| | | 74 | 4,378 | 4,452 | 4,337 |
| **Operating profit** | | | | | |
| Subsidiaries: | | | | | |
| Before goodwill amortisation and exceptional items | | 4 | 192 | 196 | 193 |
| Goodwill amortization | | - | (42) | (42) | (38) |
| Exceptional items | 2 | - | (37) | (37) | (102) |
| Total subsidiaries | | 4 | 113 | 117 | 53 |
| Share of joint ventures: | | | | | |
| Before goodwill amortization | | - | 116 | 116 | 110 |
| Goodwill amortization | | - | (6) | (6) | (5) |
| Total share of joint ventures | | - | 110 | 110 | 105 |
| Share of associates | | 1 | 2 | 3 | 3 |
| **Total operating profit** | | 5 | 225 | 230 | 161 |
| **Exceptional items** | | | | | |
| Profits less losses on sale or closure of businesses: | | | | | |
| Subsidiaries | 2 | - | (2) | (2) | 2 |
| Share of associates | 2 | - | - | - | 5 |
| **Profit before interest and taxation** | | 5 | 223 | 228 | 168 |
| Net interest payable: | | | | | |
| Subsidiaries | | | | (47) | (59) |
| Share of joint ventures and associates | | | | (1) | (2) |
| **Profit on ordinary activities before taxation** | | | | 180 | 107 |
| Taxation | | | | (77) | (64) |
| Profit on ordinary activities after taxation | | | | 103 | 43 |
| Minority interests – equity | | | | (3) | (5) |
| **Earnings of the year** | | | | 100 | 38 |
| **Dividends** | | | | (83) | (80) |
| **Transfer to/(from) reserves** | | | | 17 | (42) |
| **Earnings per share – p** | 3 | | | 13.7 | 5.3 |
| **Diluted earnings per share – p** | 3 | | | 13.6 | 5.2 |

| | | Total 2002 | Total 2001 |
|---|---|---|---|
| **Results before goodwill amortization and exceptional items** | | | |
| **Operating profit - £m** | | 315 | 306 |
| **Profit before tax - £m** | | 267 | 245 |
| **Earnings per share – p** | 3 | 25.2 | 24.0 |

# GKN plc

## Consolidated Balance Sheet

At 31 December 2002

| | 2002 £m | Restated (note 1) 2001 £m |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets – goodwill | **470** | 525 |
| Tangible assets | **1,374** | 1,399 |
| | **1,844** | 1,924 |
| Investments | | |
| Joint ventures: | | |
| Share of gross assets | **1,198** | 1,070 |
| Share of gross liabilities | **(972)** | (874) |
| | **226** | 196 |
| Associates | **39** | 9 |
| Other investments | **17** | 21 |
| | **282** | 226 |
| **Total fixed assets** | **2,126** | 2,150 |
| **Current assets** | | |
| Stocks | **488** | 503 |
| Debtors | **561** | 556 |
| Cash at bank and in hand | **105** | 167 |
| | **1,154** | 1,226 |
| **Creditors:** amounts falling due within one year | | |
| Short-term borrowings | **(43)** | (295) |
| Creditors | **(772)** | (730) |
| Taxation payable | **(182)** | (190) |
| Dividend payable | **(56)** | (53) |
| | **(1,053)** | (1,268) |
| **Net current assets/(liabilities)** | **101** | (42) |
| **Total assets less current liabilities** | **2,227** | 2,108 |
| **Creditors:** amounts falling due beyond one year | | |
| Term loans and obligations under finance leases | **(894)** | (754) |
| Provisions for liabilities and charges | **(373)** | (362) |
| **Net assets** | **960** | 992 |
| | | |
| **Capital and reserves** | | |
| Called up share capital | **366** | 364 |
| Share premium account | **13** | 3 |
| Revaluation reserve | **45** | 45 |
| Other reserves | **(81)** | (84) |
| Profit and loss account | **607** | 642 |
| **Equity interest** | **950** | 970 |
| **Minority interest – equity** | **10** | 22 |
| | **960** | 992 |

## Cash inflow from operating activities with pro forma comparatives

For the year ended 31 December 2002

| | 2002 £m | 2001 £m |
|---|---|---|
| Operating profit from continuing operations | **117** | 53 |
| Depreciation | **177** | 165 |
| Goodwill amortization | **31** | 31 |
| Impairment of goodwill | **11** | 7 |
| (Profit)/loss on sale of tangible fixed assets | **(6)** | 1 |
| Impairment of tangible fixed assets | **4** | 19 |
| (Increase)/decrease in stocks | **(5)** | 44 |
| (Increase)/decrease in debtors | **(10)** | 71 |
| Increase in creditors | **44** | 3 |
| Increase in provisions | **8** | 9 |
| (Decrease)/increase in customer advances | **(4)** | 49 |
| **Net cash inflow from operating activities** | **367** | 452 |

## Summarised Consolidated Cash Flow Statement with pro forma comparatives

For the year ended 31 December 2002

| | 2002 £m | 2001 £m |
|---|---|---|
| **Net cash inflow from operating activities** (see above) | **367** | 452 |
| **Dividends from joint ventures and associates** | **45** | 49 |
| **Returns on investments and servicing of finance** | | |
| Net interest paid | **(34)** | (58) |
| Dividends paid to minority interests | **(1)** | (1) |
| | **(35)** | (59) |
| **Taxation** | **(38)** | (33) |
| **Capital expenditure and financial investment** | | |
| Purchase of tangible fixed assets | **(213)** | (246) |
| Other | **21** | 2 |
| | **(192)** | (244) |
| **Acquisitions and disposals** | | |
| Purchase of subsidiaries, joint ventures and associates | **(84)** | (137) |
| Sale of subsidiaries and joint ventures | **9** | 1 |
| | **(75)** | (136) |
| **Cash inflow from continuing businesses** | **72** | 29 |

## Movement in Net Debt with pro forma comparatives

For the year ended 31 December 2002

| | 2002 £m | 2001 £m |
|---|---|---|
| Cash inflow from continuing businesses (see above) | **72** | 29 |
| Currency variations | **66** | (6) |
| Proceeds of Ordinary Share issues | **9** | 15 |
| Dividends | **(80)** | (148) |
| Formation of AgustaWestland | **-** | (144) |
| Subsidiaries acquired and sold | **(10)** | - |
| **Continuing businesses total inflow/(outflow)** | **57** | (254) |
| Cash outflow from discontinued businesses | **(6)** | (30) |
| Net borrowings at 1 January | **(885)** | (601) |
| **Net borrowings at 31 December** | **(834)** | (885) |

# GKN plc

## Segmental Analysis with pro forma comparatives

For the year ended 31 December 2002

| | Sales | | Operating profit | | Net operating assets | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m | **£m** | £m |
| **By business** | | | | | | |
| Automotive: | | | | | | |
| Subsidiaries | **2,746** | 2,687 | **173** | 161 | **1,290** | 1,392 |
| Joint ventures | **161** | 157 | **23** | 26 | **85** | 91 |
| Associates | **43** | - | **1** | - | **41** | - |
| | **2,950** | 2,844 | **197** | 187 | **1,416** | 1,483 |
| Aerospace: | | | | | | |
| Subsidiaries | **559** | 630 | **23** | 32 | **353** | 328 |
| Joint ventures | **890** | 806 | **93** | 84 | **243** | 106 |
| Associates | **53** | 57 | **2** | 3 | **(6)** | 4 |
| | **1,502** | 1,493 | **118** | 119 | **590** | 438 |
| | **4,452** | 4,337 | **315** | 306 | **2,006** | 1,921 |
| Goodwill amortisation | **-** | - | **(48)** | (43) | **-** | - |
| Exceptional items | **-** | - | **(37)** | (102) | **-** | - |
| **Total** | **4,452** | 4,337 | **230** | 161 | **2,006** | 1,921 |
| **By region of origin** | | | | | | |
| Europe: | | | | | | |
| Subsidiaries | **1,687** | 1,715 | **123** | 122 | **837** | 842 |
| Joint ventures | **933** | 851 | **99** | 93 | **272** | 127 |
| Associates | **53** | 57 | **2** | 3 | **(6)** | 4 |
| | **2,673** | 2,623 | **224** | 218 | **1,103** | 973 |
| Americas: | | | | | | |
| Subsidiaries | **1,349** | 1,340 | **54** | 53 | **724** | 801 |
| Joint ventures | **62** | 68 | **10** | 11 | **32** | 42 |
| | **1,411** | 1,408 | **64** | 64 | **756** | 843 |
| Rest of the World: | | | | | | |
| Subsidiaries | **269** | 262 | **19** | 18 | **82** | 77 |
| Joint ventures | **56** | 44 | **7** | 6 | **24** | 28 |
| Associates | **43** | - | **1** | - | **41** | - |
| | **368** | 306 | **27** | 24 | **147** | 105 |
| **Total** | **4,452** | 4,337 | **315** | 306 | **2,006** | 1,921 |

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £139 million (2001 - £129 million) and Aerospace £91 million (2001 - £32 million) and by region of origin as follows: Europe £186 million (2001 - £125 million), Americas £19 million (2001 - £14 million) and Rest of the World £25 million (2001 - £22 million).

4 Net operating assets are analysed as follows:

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Fixed assets - tangible | **1,374** | 1,399 |
| Stocks | **488** | 503 |
| Debtors | **551** | 545 |
| Creditors - short-term | **(770)** | (727) |
| Total subsidiaries | **1,643** | 1,720 |
| Net operating assets of joint ventures and associates | **363** | 201 |
| | **2,006** | 1,921 |

## **Financial information** with pro forma comparatives

**Notes:**

1. **Basis of preparation**

The current year financial information comprises consolidated profit and loss account, consolidated balance sheet and summarised consolidated cash flow statement and notes thereto which have been extracted from the audited financial statements. The unaudited pro forma comparative figures for the continuing GKN Group which have been prepared as if the Industrial Services businesses (which were demerged from the former GKN Group in August 2001) had been demerged on 1 January 2001 and exclude the costs of the transaction itself. They are based on the audited consolidated accounts of the GKN Group for the year ended 31 December 2001 from which the results of the Industrial Services businesses have been eliminated. The pro forma dividend for 2001 is based on 11.0p per share as noted in last year's annual report.

Comparative figures have been restated to reflect the first time adoption of FRS 19 'Deferred Tax'. The standard requires deferred tax liabilities or assets to be recognised in respect of transactions and events which have occurred by the balance sheet date. At the end of 2001 the net deferred tax liability was £52 million in subsidiaries an increase of £50 million over the previous basis. Within joint ventures, the share of the deferred tax liability has increased by £13 million and goodwill arising on the formation of AgustaWestland in 2001 has reduced by £3 million. Consequently, shareholders' equity at the end of 2001 was reduced by £66 million. The impact on the profit and loss account was an increase in the tax charge of £3 million in 2002 and £4 million in 2001.

2. **Exceptional items**

| | **2002 £m** | 2001 £m |
|---|---|---|
| **a) Operating exceptional items:** | | |
| Asset impairments | **(14)** | (70) |
| Redundancy costs | **(15)** | (23) |
| Other | **(8)** | (9) |
| | **(37)** | (102) |

Following the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of 2001, the Group took steps to reduce capacity in a number of aerospace and automotive plants. A reassessment was also made of the carrying value of certain aerospace assets. This resulted in a charge to operating profit of £102 million in 2001 with a further £37 million in 2002 in respect of actions which had not been announced by 31 December 2001 and could not, therefore, be accrued in the 2001 accounts. The cash outflow from these and earlier actions was £52 million in 2002 and £27 million in 2001.

| | **2002 £m** | 2001 £m |
|---|---|---|
| **b) Non-operating exceptional items:** | | |
| Profits less losses on sale or closure of businesses | | |
| Subsidiaries: | | |
| GKN Aerospace Services sale of business | - | 9 |
| Goodwill previously written off to reserves | - | (2) |
| | - | 7 |
| GKN Driveline sale and closure of businesses | **5** | - |
| GKN OffHighway Systems closure of business | **(7)** | - |
| Other | - | (5) |
| Total subsidiaries | **(2)** | 2 |
| | | |
| Share of associates: | | |
| Alvis plc - sale of shares in Avimo Group Ltd | - | 5 |

There was no goodwill previously written off to reserves on the businesses sold or closed during the year.

3. **Earnings per share**

Earnings per share for 2002 are based on earnings of the year of £100 million (2001 - £38 million) and calculated on the weighted average number of 729.2 million shares in issue and ranking for dividend (2001 - 720.1 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 734.6 million (2001 - 727.6 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

| | Earnings | | Earnings per share | |
|---|---|---|---|---|
| | | Restated (note1) | | Restated (note1) |
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **p** | p |
| Earnings of the year | **100** | 38 | **13.7** | 5.3 |
| Included in operating profit: | | | | |
| Goodwill amortisation | **48** | 43 | **6.5** | 6.0 |
| Exceptional items | **37** | 102 | **5.1** | 14.2 |
| Non-operating exceptional items | **2** | (7) | **0.3** | (1.0) |
| Taxation attributable to exceptional items | **(3)** | (3) | **(0.4)** | (0.5) |
| Earnings before goodwill amortisation and exceptional items | **184** | 173 | **25.2** | 24.0 |

4. **Post-retirement benefits under FRS 17**

**The following information is provided in accordance with the transitional arrangements of FRS 17.**

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to the profit and loss account in the period was £4 million. There were no outstanding or prepaid contributions at the balance sheet date.

Actuarial assessments of all the principal defined benefit post retirement plans were carried out as at 31 December 2002.

The major assumptions used were:

| | | **2002** | | | 2001 | |
|---|---|---|---|---|---|---|
| | **UK** | **USA** | **Europe** | UK | USA | Europe |
| | **%** | **%** | **%** | % | % | % |
| Rate of increase in salaries | **3.9** | **3.5** | **3.0** | 4.0 | 3.5 | 3.0 |
| Rate of increase in pensions in payment | **2.4** | **2.5** | **2.0** | 2.5 | 2.5 | 2.0 |
| Discount rate | **5.5** | **6.5** | **5.5** | 6.0 | 7.25 | 6.0 |
| Inflation assumption | **2.4** | **2.4** | **2.0** | 2.5 | 2.5 | 2.0 |
| Rate of increases in medical costs: initial/long-term | **8.0/3.9** | **8.5/5.0** | **n/a** | 8.0/4.5 | 9.0/5.0 | n/a |

**Note 4 continued**

The fair value of the assets in the schemes and the expected rates of return were:

| | UK Long-term rate of return expected % | UK Value £m | USA Long-term rate of return expected % | USA Value £m | Europe Long-term rate of return expected % | Europe Value £m |
|---|---|---|---|---|---|---|
| **At 31 December 2002:** | | | | | | |
| Equities | 7.5 | 794 | 8.5 | 67 | - | - |
| Bonds | 4.6 | 414 | 5.0 | 32 | - | - |
| Property | 7.0 | 59 | - | - | - | - |
| Cash | 4.0 | 37 | 3.5 | 4 | - | - |
| Other assets | 5.4 | 33 | - | - | 6.0 | 7 |
| | | **1,337** | | **103** | | **7** |
| At 31 December 2001: | | | | | | |
| Equities | 7.5 | 951 | 8.5 | 92 | - | - |
| Bonds | 5.2 | 390 | 6.4 | 31 | - | - |
| Property | 7.0 | 54 | - | - | - | - |
| Cash | 4.0 | 27 | 4.2 | 4 | - | - |
| Other assets | 5.9 | 40 | 5.9 | 3 | 7.0 | 4 |
| | | 1,462 | | 130 | | 4 |

The overall position in respect of funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions is:

| | **31 December 2002** | | | | 31 December |
|---|---|---|---|---|---|
| | **UK** | **USA** | **Europe** | **Total** | 2001 |
| | **£m** | **£m** | **£m** | **£m** | £m |
| Total market value of assets | **1,337** | **103** | **7** | **1,447** | 1,596 |
| Present value of post-retirement liabilities | **(1,888)** | **(235)** | **(210)** | **(2,333)** | (1,996) |
| Gross deficit | **(551)** | **(132)** | **(203)** | **(886)** | (400) |
| Related deferred tax credit | **136** | **45** | **21** | **202** | 87 |
| Net post-retirement liability | **(415)** | **(87)** | **(182)** | **(684)** | (313) |
| Post retirement liability already included in balance sheet | **14** | **51** | **164** | **229** | 203 |
| SSAP 24 prepayment | **(72)** | **-** | **-** | **(72)** | (59) |
| Additional liability | **(473)** | **(36)** | **(18)** | **(527)** | (169) |

**Note 4 Continued**

If the net post-retirement liability of £527 million set out above were to be recognised in the financial statements, together with deferred tax on an FRS 19 basis, net assets and profit and loss reserve would be as follows:

| | 31 December 2002 £m | 31 December 2001 £m |
|---|---|---|
| Net assets per balance sheet | 960 | 992* |
| Post-retirement liability already included in balance sheet | 157 | 144 |
| Net assets excluding post-retirement liability | 1,117 | 1,136 |
| Post-retirement liability under FRS 17 | (684) | (313) |
| Net assets including post-retirement liability | 433 | 823 |
| | | |
| Profit and loss reserve | 607 | 642* |
| Additional post-retirement liability | (527) | (169) |
| Profit and loss reserve including post retirement liability | 80 | 473 |

*Restated (note 1)

**Analysis of the amounts that would be charged to operating profit of subsidiaries:**

| | 2002 £m |
|---|---|
| Current service cost | (30) |
| Past service cost | - |
| Total operating charge | (30) |

**Analysis of the amounts that would be (charged)/credited to other finance income of subsidiaries:**

| | 2002 £m |
|---|---|
| Expected return on pension scheme assets | 105 |
| Interest on pension scheme liabilities | (121) |
| Net charge | (16) |
| | |
| Total net charge to profit before tax under FRS 17 | (46) |
| Actual charge to profit before tax for the year | (45) |
| Difference | (1) |

**Movement in scheme gross deficits during year:**

| | UK £m | USA £m | Europe £m | Total £m |
|---|---|---|---|---|
| Gross deficit at 1 January 2002 | (151) | (74) | (175) | (400) |
| Current service cost | (14) | (9) | (7) | (30) |
| Contributions | 33 | 8 | 10 | 51 |
| Other income/(expense) | 1 | (6) | (11) | (16) |
| Actuarial loss | (420) | (60) | (5) | (485) |
| Currency variations | - | 9 | (15) | (6) |
| **Gross Deficit at 31 December 2002** | **(551)** | **(132)** | **(203)** | **(886)** |

## 5. AgustaWestland

The GKN share of the AgustaWestland profit and net assets is as follows:

| | 2002 | Restated 2001 |
|---|---|---|
| | **£m** | £m |
| Sales | **865** | 784 |
| Operating profit before goodwill amortisation and exceptional items | **93** | 82 |
| Goodwill amortization | **(5)** | (5) |
| Operating profit | **88** | 77 |
| Interest | **(2)** | (1) |
| Profit before tax | **86** | 76 |
| Taxation | **(29)** | (27) |
| Profit after tax | **57** | 49 |
| Fixed assets | **186** | 188 |
| Current assets | **861** | 732 |
| | **1,047** | 920 |
| Liabilities due within one year | **(602)** | (649) |
| Liabilities due after one year | **(305)** | (167) |
| | **140** | 104 |

## Consolidated Profit and Loss Account – statutory basis

For the year ended 31 December 2002

| | Notes | Continuing operations: Acquisitions in year £m | Continuing operations: Other Companies £m | Total 2002 £m | Restated (note 1) Total 2001 £m |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| Subsidiaries | | 31 | 3,274 | 3,305 | 3,432 |
| Share of joint ventures | | - | 1,051 | 1,051 | 1,463 |
| Share of associates | | 43 | 53 | 96 | 57 |
| | | 74 | 4,378 | 4,452 | 4,952 |
| **Operating profit** | | | | | |
| Subsidiaries: | | | | | |
| Before goodwill amortisation and exceptional items | | 4 | 192 | 196 | 203 |
| Goodwill amortization | | - | (42) | (42) | (40) |
| Exceptional items | | - | (37) | (37) | (106) |
| Total subsidiaries | | 4 | 113 | 117 | 57 |
| Share of joint ventures: | | | | | |
| Before goodwill amortization | | - | 116 | 116 | 180 |
| Goodwill amortization | | - | (6) | (6) | (9) |
| Total share of joint ventures | | - | 110 | 110 | 171 |
| Share of associates | | 1 | 2 | 3 | 3 |
| **Total operating profit** | | 5 | 225 | 230 | 231 |
| **Exceptional items** | | | | | |
| Profits less losses on sale or closure of businesses: | | | | | |
| Subsidiaries | | - | (2) | (2) | (1) |
| Share of associates | | - | - | - | 5 |
| Demerger costs | | - | - | - | (20) |
| **Profit before interest and taxation** | | 5 | 223 | 228 | 215 |
| Net interest payable: | | | | | |
| Subsidiaries | | | | (47) | (59) |
| Share of joint ventures and associates | | | | (1) | (21) |
| **Profit on ordinary activities before taxation** | | | | 180 | 135 |
| Taxation | | | | (77) | (110) |
| Profit on ordinary activities after taxation | | | | 103 | 25 |
| Minority interests – equity | | | | (3) | (5) |
| **Earnings of the year** | | | | 100 | 20 |
| **Dividends** | | | | (83) | (108) |
| **Transfer to/(from) reserves** | | | | 17 | (88) |
| **Earnings per share – p** | 2 | | | 13.7 | 2.8 |
| **Diluted earnings per share – p** | 2 | | | 13.6 | 2.7 |

| | Notes | Total 2002 | Total 2001 |
|---|---|---|---|
| **Results before goodwill amortisation and exceptional items** | | | |
| **Operating profit - £m** | | 315 | 386 |
| **Profit before tax - £m** | | 267 | 306 |
| **Earnings per share – p** | 2 | 25.2 | 28.9 |

# Consolidated Balance Sheet – statutory basis

At 31 December 2002

| | 2002 £m | Restated (note 1) 2001 £m |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets – goodwill | **470** | 525 |
| Tangible assets | **1,374** | 1,399 |
| | **1,844** | 1,924 |
| Investments: | | |
| Joint ventures | | |
| Share of gross assets | **1,198** | 1,070 |
| Share of gross liabilities | **(972)** | (874) |
| | **226** | 196 |
| Associates | **39** | 9 |
| Other investments | **17** | 21 |
| | **282** | 226 |
| **Total fixed assets** | **2,126** | 2,150 |
| **Current assets** | | |
| Stocks | **488** | 503 |
| Debtors | **561** | 556 |
| Cash at bank and in hand | **105** | 167 |
| | **1,154** | 1,226 |
| **Creditors:** amounts falling due within one year | | |
| Short-term borrowings | **(43)** | (295) |
| Creditors | **(772)** | (730) |
| Taxation payable | **(182)** | (190) |
| Dividend payable | **(56)** | (53) |
| | **(1,053)** | (1,268) |
| **Net current assets/(liabilities)** | **101** | (42) |
| **Total assets less current liabilities** | **2,227** | 2,108 |
| **Creditors:** amounts falling due beyond one year | | |
| Term loans and obligations under finance leases | **(894)** | (754) |
| Provisions for liabilities and charges | **(373)** | (362) |
| **Net assets** | **960** | 992 |
| | | |
| **Capital and reserves** | | |
| Called up share capital | **366** | 364 |
| Share premium account | **13** | 3 |
| Revaluation reserve | **45** | 45 |
| Other reserves | **(81)** | (84) |
| Profit and loss account | **607** | 642 |
| **Equity interest** | **950** | 970 |
| **Minority interest – equity** | **10** | 22 |
| | **960** | 992 |

## Statement of total recognised gains and losses

For the year ended 31 December 2002

| | 2002 £m | 2001 £m |
|---|---|---|
| **Earnings of the year** | | |
| Subsidiaries | **26** | (83) |
| Share of joint ventures | **71** | 97 |
| Share of associates | **3** | 6 |
| | **100** | 20 |
| Currency variations | **(43)** | (21) |
| Other reserve movements | **(4)** | (3) |
| **Total recognised gains and losses of the year** | **53** | (4) |
| Prior year adjustment (note 1) | **(66)** | - |
| **Total gains and losses recognised since last annual report** | **(13)** | (4) |

Earnings of the year on an historical cost basis are not materially different from those reported above.

## Reconciliation of movements in shareholders' equity

For the year ended 31 December 2002

| | 2002 £m | Restated (note 1) 2001 £m |
|---|---|---|
| Total recognised gains and losses of the year | **53** | (4) |
| Dividends | **(83)** | (108) |
| Demerger of Industrial Services | **-** | (402) |
| Issue of Ordinary Shares net of costs | **12** | 15 |
| Formation of AgustaWestland | **(2)** | 110 |
| Goodwill on businesses sold and closed | **-** | 2 |
| **Total decrease** | **(20)** | (387) |
| Shareholders' equity at 1 January (note 1) | **970** | 1,357 |
| **Shareholders' equity at 31 December** | **950** | 970 |

## Movement in net debt – statutory basis

For the year ended 31 December 2002

| | 2002 £m | 2001 £m |
|---|---|---|
| (Decrease)/increase in cash | **(74)** | 47 |
| Increase/(decrease) in liquid resources and financing | **60** | (196) |
| **Cash outflow before use of liquid resources and financing** | **(14)** | (149) |
| Currency variations | **66** | (6) |
| Net proceeds of Ordinary Share issues | **9** | 15 |
| Formation of AgustaWestland | **-** | (144) |
| Subsidiaries acquired and sold | **(10)** | - |
| **Total decrease/(increase)** | **51** | (284) |
| Net borrowings at 1 January | **(885)** | (601) |
| **Net borrowings at 31 December** | **(834)** | (885) |

## **Consolidated Cash Flow Statement** – statutory basis

For the year ended 31 December 2002

| | Notes | 2002 £m | 2001 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | A | **361** | 439 |
| **Dividends from joint ventures and associates** | | **45** | 75 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | **22** | 16 |
| Interest paid | | **(56)** | (75) |
| Dividends paid to minority interests | | **(1)** | (1) |
| | | **(35)** | (60) |
| **Taxation** | | | |
| United Kingdom | | **-** | 15 |
| Overseas | | **(38)** | (51) |
| | | **(38)** | (36) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible fixed assets | | **(213)** | (258) |
| Sale of tangible fixed assets | | **20** | 6 |
| Investment loans and capital contributions | | **1** | (30) |
| Other financial investments | | **-** | (1) |
| | | **(192)** | (283) |
| **Acquisitions and disposals** | | | |
| Purchase of subsidiaries | | **(47)** | (137) |
| Purchase of joint ventures and associates | | **(37)** | (9) |
| Sale of subsidiaries | | **9** | 10 |
| | | **(75)** | (136) |
| **Equity dividends paid** | | **(80)** | (148) |
| **Cash outflow before use of liquid resources and financing** | | **(14)** | (149) |
| **Management of liquid resources** | | | |
| Increase in short-term loans and deposits | | **(61)** | (10) |
| Decrease in short-term loans and deposits | | **53** | 9 |
| | | **(8)** | (1) |
| **Financing** | | | |
| Net proceeds from Ordinary Share issues | | **9** | 15 |
| Proceeds of other term borrowings | | **1,402** | 728 |
| Repayment of other term borrowings | | **(1,460)** | (538) |
| Finance leases | | **(3)** | (8) |
| | | **(52)** | 197 |
| **(Decrease)/increase in cash** | | **(74)** | 47 |

## Notes on the cash flow statement

For the year ended 31 December 2002

**A Net cash inflow from operating activities**

| | 2002 £m | 2001 £m |
|---|---|---|
| Operating profit | **117** | 57 |
| Depreciation | **177** | 171 |
| Goodwill amortisation | **31** | 31 |
| Impairment of goodwill | **11** | 7 |
| Profit on sale of tangible fixed assets | **(6)** | - |
| Impairment of tangible fixed assets | **4** | 23 |
| (Increase)/decrease in stocks | **(5)** | 43 |
| (Increase)/decrease in debtors | **(10)** | 75 |
| Increase/(decrease) in creditors | **44** | (11) |
| Increase in provisions | **8** | 8 |
| (Decrease)/increase in customer advances | **(4)** | 49 |
| Exceptional items | **(6)** | (14) |
| **Net cash inflow from operating activities** | **361** | 439 |

## Segmental Analysis - statutory basis

| By business | Sales 2002 £m | Sales 2001 £m | Operating profit 2002 £m | Operating profit 2001 £m | Net operating assets 2002 £m | Net operating assets 2001 £m |
|---|---|---|---|---|---|---|
| Automotive: | | | | | | |
| Subsidiaries | **2,746** | 2,687 | **173** | 161 | **1,290** | 1,392 |
| Joint ventures | **161** | 157 | **23** | 26 | **85** | 91 |
| Associates | **43** | - | **1** | - | **41** | - |
| | **2,950** | 2,844 | **197** | 187 | **1,416** | 1,483 |
| Aerospace: | | | | | | |
| Subsidiaries | **559** | 630 | **23** | 32 | **353** | 328 |
| Joint ventures | **890** | 806 | **93** | 84 | **243** | 106 |
| Associates | **53** | 57 | **2** | 3 | **(6)** | 4 |
| | **1,502** | 1,493 | **118** | 119 | **590** | 438 |
| *Total continuing operations* | **4,452** | 4,337 | **315** | 306 | **2,006** | 1,921 |
| Goodwill amortisation | **-** | - | **(48)** | (43) | **-** | - |
| Exceptional items | **-** | - | **(37)** | (102) | **-** | - |
| | **4,452** | 4,337 | **230** | 161 | **2,006** | 1,921 |
| Industrial Services: | | | | | | |
| Subsidiaries | **-** | 115 | **-** | 10 | **-** | - |
| Joint ventures | **-** | 500 | **-** | 70 | **-** | - |
| | **-** | 615 | **-** | 80 | **-** | - |
| Goodwill amortisation | **-** | - | **-** | (6) | **-** | - |
| Exceptional items | **-** | - | **-** | (4) | **-** | - |
| | **-** | 615 | **-** | 70 | **-** | - |
| Group total | **4,452** | 4,952 | **230** | 231 | **2,006** | 1,921 |
| **Continuing operations by region of origin** | | | | | | |
| Europe: | | | | | | |
| Subsidiaries | **1,687** | 1,715 | **123** | 122 | **837** | 842 |
| Joint ventures | **933** | 851 | **99** | 93 | **272** | 127 |
| Associates | **53** | 57 | **2** | 3 | **(6)** | 4 |
| | **2,673** | 2,623 | **224** | 218 | **1,103** | 973 |
| Americas: | | | | | | |
| Subsidiaries | **1,349** | 1,340 | **54** | 53 | **724** | 801 |
| Joint ventures | **62** | 68 | **10** | 11 | **32** | 42 |
| | **1,411** | 1,408 | **64** | 64 | **756** | 843 |
| Rest of the World: | | | | | | |
| Subsidiaries | **269** | 262 | **19** | 18 | **82** | 77 |
| Joint ventures | **56** | 44 | **7** | 6 | **24** | 28 |
| Associates | **43** | - | **1** | - | **41** | - |
| | **368** | 306 | **27** | 24 | **147** | 105 |
| *Total continuing operations* | **4,452** | 4,337 | **315** | 306 | **2,006** | 1,921 |

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £139 million (2001 - £129 million) and Aerospace £91million (2001 - £32 million) and by region of origin as follows: Europe £186 million (2001 - £125 million), Americas £19 million (2001 - £14 million) and Rest of the World £25 million (2001 - £22 million).

4 Net operating assets for continuing operations are analysed as follows:

| | 2002 £m | 2001 £m |
|---|---|---|
| Fixed assets - tangible | **1,374** | 1,399 |
| Stocks | **488** | 503 |
| Debtors | **551** | 545 |
| Creditors - short-term | **(770)** | (727) |
| Total subsidiaries | **1,643** | 1,720 |
| Net operating assets of joint ventures and associates | **363** | 201 |
| | **2,006** | 1,921 |

## Notes to financial statements – statutory basis

### 1. FRS 19 Deferred Tax

Comparative figures have been restated to reflect the first time adoption of FRS 19 'Deferred Tax'. The standard requires deferred tax liabilities or assets to be recognised in respect of transactions and events which have occurred by the balance sheet date. At the end of 2001 the net deferred tax liability was £52 million in subsidiaries an increase of £50 million over the previous basis. Within joint ventures, the share of the deferred tax liability has increased by £13 million and goodwill arising on the formation of AgustaWestland in 2001 has reduced by £3 million. Consequently, shareholders' equity at the end of 2001 was reduced by £66 million. The impact on the profit and loss account was an increase in the tax charge of £3 million in 2002 and £15 million in 2001.

### 2 Earnings per share

Earnings per share for 2002 are based on earnings of the year of £100 million (2001 - £20 million) and calculated on the weighted average number of 729.2 million shares in issue and ranking for dividend (2001 - 720.1 million shares).

Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 734.6 million (2001 - 727.6 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

| | Earnings | | Earnings per share | |
|---|---|---|---|---|
| | | Restated (note1) | | Restated (note1) |
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **p** | p |
| Earnings of the year | **100** | 20 | **13.7** | 2.8 |
| Included in operating profit: | | | | |
| Goodwill amortisation | **48** | 49 | **6.5** | 6.8 |
| Exceptional items | **37** | 106 | **5.1** | 14.7 |
| Non-operating exceptional items | **2** | 16 | **0.3** | 2.2 |
| Taxation attributable to exceptional items | **(3)** | 17 | **(0.4)** | 2.4 |
| Earnings before goodwill amortisation and exceptional items | **184** | 208 | **25.2** | 28.9 |